NEMUCORE MEDICAL INNOVATIONS INCORPORATED
55 UNION STREET • WORCESTER MA 01608
508-762-1017 • WWW.NEMUCORE.COM



David Williams
VP Manufacturing

David has over 25 years of experience in cGMP large and small molecule manufacturing operations, process development /scale-up, facility design and construction, state and local incentive development programs, and R&D. Prior to joining NMI he was sole proprietor of TS Consulting LLC. Previous experience include senior positions at: Chlorogen, Inc., CropTech Corporation Integrated Protein Technologies (IPT) a business unit of Monsanto Company; Cephalon, Inc.; Bio Science Contract Production Corporation (which became Cambrex Bio Science); and North American Vaccine. He has also performed consultation work for the U.S. Department of State and the United Nations as UNSCOM Deputy Chief Inspector for the United Nations biological weapons inspection program in Iraq.